Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 6 DATED MARCH 4, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 8, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated December 8, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 9, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – The Creekside Project Owner, LLC

On February 26, 2021, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending''), a first mortgage bridge loan with a maximum principal balance of $33,500,000 (the “Creekside Senior Loan”). The Borrower, The Creekside Project Owner, LLC, a Delaware limited liability company (“Creekside”), used the loan proceeds to acquire approximately 667,000 square feet of land generally located at 30700 Rancho Viejo Road, San Juan Capistrano, CA 92675 (the “Creekside Property''). Creekside intends to obtain approvals for an industrial development ranging between 49,000 and 80,000 square feet.

Creekside is managed by the principal of Integral Communities (the “Sponsor”), Craig Manchester. The Sponsor has completed approximately 30 projects totaling roughly 6,000 for-sale lots and 2,300 multifamily units. The projects are valued in excess of $1 billion.

The Creekside Property is composed of two parcels, which are improved with a vacant 125,000 square foot, 1-story structure.

On the original closing date of the Creekside Senior Loan, Creekside was capitalized with approximately $5,183,000 of equity capital from the Sponsor.

The Creekside Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, May 26, 2021 (the “Creekside Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 0.5% of the Creekside Senior Loan amount, paid directly by Creekside.

Creekside has the ability to extend the Creekside Maturity Date for one, three-month period. To exercise the extension option, all interest must be paid and Creekside will be required to pay an extension fee of 0.5% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Guarantor, The Eugene and Maxine Rosenfeld Family Trust, provided customary springing and carve-out guarantees.

As of its closing date, the Creekside Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 87.0%. The LTC ratio is the amount of the Creekside Senior Loan divided by the land purchase price and associated costs of the land development. As of its closing date, the Creekside Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 84.0%. The LTV ratio is the amount of the Creekside Senior Loan, divided by the February 2021, third-party appraised value of the Creekside Property. There can be no assurance that such value is correct.

The Creekside Property is located in San Juan Capistrano, CA within the Los Angeles MSA. The site is approximately 50 miles southeast of Los Angeles, 67 miles northwest of San Diego and is within close proximity to parks, shops, restaurants and Interstate 5, providing access to Southern California’s population centers.

As the Creekside Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.